

February 9, 2015

Via E-mail
Brian Mitts
Chief Financial Officer, Executive VP-Finance, Treasurer and Director
NexPoint Multifamily Realty Trust, Inc.
300 Crescent Court
Suite 700
Dallas, TX 75201

> **Re: NexPoint Multifamily Realty Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 22, 2015**
> **File No. 333-200221**

Dear Mr. Mitts:

We have reviewed your amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Experts, page 173

1. Please clarify to us why you have disclosed that there were no disagreements with your former auditor after the date of dismissal.

Exhibit 16.1

2. The letter included in this exhibit serves only to confirm that the client auditor relationship has ceased. This letter does not meet the requirements of Item 304(a)(3) of Regulation S-K. Please obtain and file a letter from your former auditor stating whether or not it agrees with the disclosures that you have made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202)551-3432 or Kevin Woody, Accounting Branch Chief, at (202)551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Heath D. Linsky, Esq. (*via e-mail*)